
November 27, 2023

Arthur Kuan
Chief Executive Officer
CG Oncology, Inc.
400 Spectrum Center Drive, Suite 2040
Irvine, CA 92618

> **Re: CG Oncology, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.6, 10.7, and 10.8**
> **Submitted October 27, 2023**
> **CIK No. 0001991792**

Dear Arthur Kuan:

You have redacted information from the exhibit identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance
Office of Life Sciences